Genoil Inc.
101 – 6 Avenue S.W., Suite 650
Calgary, Alberta, Canada T2P 3P4
VIA EDGAR

Michael S. Klym
Direct Line: 403-298-8146
e-mail: klymm@bennettjones.ca

July 6, 2004

United States Securities and Exchange Commission

Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549-0405

Attn: Jennifer Zatkowski

Re: Genoil Inc.
Registration Statement on Form 20-FR
File No: 1-31782

Dear Ms. Zatkowski:

On behalf of our client, Genoil Inc. (the “Company”), we are writing to inform you that the Company will not be able to clear all comments of the United States Securities and Exchange Commission (“SEC”) the date by which the Company was set to become subject to the reporting requirements of the Securities Exchange Act of 1934. The Company therefore would like to voluntarily withdraw its Filing.

The Company is still proceeding with the process of registration and will be submitting early next week a revised Form 20-FR.

Should you have any questions regarding this application, please contact the undersigned.

Yours truly,

BENNETT JONES LLP

(Signed) “Michael Klym”